Exhibit 99.12

Crescent Capital VI, L.L.C.

11625 SE Fifth Avenue, Suite 200
Bellevue, Washington 98005
(Tel)	(425) 586-7700
(Fax)	(425) 688-0500

March 29, 2006

Via Fax and Federal Express

Mr. Steve Cox

Special Committee of the Board of Directors

FirstBank NW Corp.

1300 16th Avenue

Clarkston, WA 99403

Dear Mr. Cox:

With FirstBank’s execution of the mutual nondisclosure agreement, I am pleased to provide additional information in narrative form that I trust will respond to many of the questions contained in Clyde Conklin’s letter dated February 24, 2006. I expect the definitive documents with the investors will cover a number of points that Clyde’s questions raise.

The questions in Clyde’s letter were grouped into the following general categories:

I.             Structure

II.            Financing

III.          Regulatory Matters

IV.          Proposed Investors

This letter addresses each of those categories, as well as specific questions contained in Clyde’s letter.

I.      Structure

Crescent expects that the acquisition vehicle will be a Washington entity. The tax lawyers are still discussing whether the entity can be a pass-through entity for tax proposes. A specific time frame for forming this entity has not been established. Crescent does not expect to change FirstBank’s charter as a Washington state chartered savings bank. We do expect the surviving entity will be a savings and loan holding company with capitalization of approximately $120 million. The following table shows the surviving entity’s expected post-acquisition balance sheet compared to FirstBank’s balance sheet at December 31, 2005.

Capital / Equity	FirstBank, as of December 31, 2005	Post-Acquisition (pro-forma)
	($000)	($000)
Subordinated Debt	$0	$0
Trust Preferred	0	23,800
Common Stock	30	0
Paid-in Capital	45,526	95,800
Unearned ESOP Shs.	(656)	0
Retained Earnings	32,287	0
Other Comp. Income	104	0
Total Equity	$77,291	$119,600

The ownership of the entity is as described in Exhibit 8 to Amendment No. 4 to Schedule 13D, as filed on February 17, 2006. Crescent will have the sole controlling interest in this entity and intends to file a savings and loan holding company application with the OTS.

With respect to the holding company’s officers and directors, those decisions have not been made, but Crescent expects that the board will be comprised of Steve Wasson, between five and seven additional directors, many of whom will be independent (as provided in the term sheet, Exhibit 10 to Amendment No. 4 to Schedule 13D), and me. Crescent will recommend to the investors that Robert A. Underhill and Joseph H. Johnson be appointed as directors. Biographical information for these prospective directors is attached. We expect that the boards of the holding company and the bank will have a number of directors in common, but may not be identical. The Financial Investors have not indicated whether they intend to exercise their right to appoint a director. The identities of other directors have not been determined, and we would be open to considering any existing FirstBank directors who would be interested in continuing to serve on the board following the merger.

With respect to officers, Crescent expects that Steve Wasson and David Robinson would be appointed as Chief Executive Officer and Chief of Operations, respectively. A copy of Mr. Robinson’s resume and biographical information for Mr. Wasson are attached. We would like to interview all of the existing executive officers of FirstBank to determine who may have an interest in continuing as an officer and employee of FirstBank following the acquisition.

II.     Financing

Clyde’s letter requested a description and proposed form of the agreements between Crescent and the Financial Investors. The Financial Investors are independent of Crescent, and their relationship and contractual arrangements are as described in Amendment No. 4 to Schedule 13D. Forms of the definitive agreements have not been prepared. As the term sheet indicates (Exhibit 9 of Amendment No. 4 to Schedule 13D), the Financial Investors will be passive investors and will file rebuttal of control agreements with the OTS. As is standard practice, the rebuttal filings will be made following execution of a definitive merger agreement with FirstBank.

Crescent is confident that the financing for the transaction will be provided by the Financial and Other Investors as described in their commitment letters (Exhibit 11 to Amendment No. 4 to Schedule 13D). If either of the Financial Investors withdraws its commitment, Crescent and its investment bankers would renew discussions with other prospective investors. We have not sought to obtain “backup” commitment letters. Even if one or both of the Financial Investors were to withdraw, Crescent does not expect any material delays in the transaction as Crescent and its investment bankers believe there would be sufficient time during the OTS review process to obtain alternative financing.

Based on Crescent’s analysis of the market for Trust Preferred Securities (“TPS”) and Crescent’s discussions with industry participants, Crescent is confident of its ability to raise funds from a TPS offering. In the absence of a definitive merger agreement with FirstBank, Crescent believes it is premature to enter into a commitment for issuing the TPS. Crescent has, however, contacted a few investment banking firms and has received proposals from recognized participants in this market for issuing TPS. The proposals contain terms that are consistent with our assumptions, including options for fixed or floating rate securities, interest payable quarterly, 30-year maturity, and a five year no-call period. Crescent has the opportunity under the proposals to lock-in the terms of the TPS months prior to the issuance and sale of the TPS. Crescent believes there is little risk of any delay in issuing TPS because the underwriters would purchase the TPS directly, using warehouse lines for these types of securities. Crescent anticipates that a newly-formed special purpose entity would issue the TPS, with closing virtually simultaneous with closing of the acquisition of FirstBank. Future interest expense on the TPS would be offset by the savings realized by ceasing to make dividend payments on outstanding common stock, as well as savings realized from no longer incurring the costs of being a public company.

Clyde’s letter asked about the anticipated percentage of TPS to consolidated tangible equity upon closing and proportion of debt and TPS to tangible equity. We are aware of applicable regulatory requirements in this area and our projections comply with them. However, we will not know those percentages with certainty until all necessary purchase accounting adjustments resulting from the transaction have been completed.

Crescent’s additional investment in FirstBank will be through its cash reserves or additional capital contributions. Crescent does not anticipate financing any amount through borrowings. None of the investors are expected to use any debt for their respective investments, except perhaps for short-term liquidity. The proposed financing will provide sufficient capital to fund the purchase of all outstanding stock and options, as well as expenses related to the transaction (including reimbursements to the Financial Investors). With respect to contractual obligations that are triggered by the proposed transaction (e.g., severance agreements, salary continuation agreements, etc.), Crescent anticipates that FirstBank would, in connection with closing of the transaction, honor and pay such obligations, including amounts required by the bank’s previous commitments to its staff in the form of employment agreements, retirement plans, and other plans and agreements. Crescent expects to examine as part of its due diligence the ability of FirstBank to honor these contractual commitments without impairing its capital.

Clyde’s letter raised numerous questions concerning the put option and IPO. These provisions concern events that, if they ever occur, are several years after the transaction. We would be pleased to discuss our general expectations at a meeting but believe it is premature to provide detailed information on these post-closing matters at this point. Similarly, the expense arrangements between Crescent, its investors and FirstBank are obligations that would arise following the transaction and would not impact the proceeds received by shareholders (including the Financial Investors’ $450,000 expense reimbursement, which will be paid from proceeds of the monies raised from Crescent, the Financial Investors and Other Investors). Further, the capital of FirstBank, and the interests of depositors, borrowers, employees and communities, would not be impaired by the expense payment provisions.

III.           Regulatory Matters

As noted previously, we met on March 2,2006 with the OTS, the FDIC and the Washington State Department of Financial Institutions concerning Crescent’s proposed offer to purchase all of the shares of FirstBank. During the meeting, we reviewed the proposed structure of the financing, the term sheet, the relationship between the investors (including the put option) and other matters relevant to the transaction.

As you know, governmental regulatory agencies will not provide any assurances on regulatory approval matters prior to the processing of an application. Further, Crescent expects to submit its savings and loan holding company application after it obtains nonpublic information concerning FirstBank that it must obtain from FirstBank. As my letter of March 6, 2006 indicated, Crescent and its investors have retained highly qualified legal counsel experienced in regulatory transactions of this type. We remain confident that we can address all regulatory issues and obtain approval of our application in the ordinary course.

Our three-year business plan is based on existing office locations of FirstBank. There have been no decisions made on specific new products, services or geographic scope. At this time, we do not anticipate introducing new lines of business, or niches, outside of FirstBank’s current lines of business. Funding needs and regulatory capital ratios will be evaluated in connection with any proposal and will be subject to board of directors review and approval. Crescent anticipates that funding needs will be provided by retained earnings, and that the holding company and bank will remain well capitalized.

I note that Clyde’s letter asked numerous other detailed questions concerning Crescent’s business plan for FirstBank. We have prepared, subject to our review of FirstBank’s non-public information, a three-year business plan. We would be happy to discuss aspects of our plans during our meeting.

Crescent expects that the $40.3 million investment from the Financial Investors will be treated as equity since the put option is an obligation of Crescent, not FirstBank or the holding company.

Crescent, the Financial Investors and the Other Investors will acquire the same class of common stock and will pay the same purchase price for those shares.

All loans made by FirstBank must be in compliance with applicable bank regulations, including Regulation O. Conflicts of interest are prohibited by regulation and FirstBank’s existing code of ethics, and will also be prohibited by the code of ethics adopted after the acquisition. In addition, no loans are contemplated to directors, their affiliates, or related entities.

FirstBank’s board of directors will be comprised predominately of non-management directors, i.e., persons who are not officers or employees of FirstBank or a subsidiary of FirstBank. Crescent believes that the composition of FirstBank’s board of directors as contemplated by Exhibit 10 of Amendment No. 4 to Schedule 13D will comply with applicable regulatory guidance. Further, we do not believe that all shareholders should be considered a group for regulatory purposes. If this is a significant concern, we suggest having our respective regulatory counsel discuss this point.

IV.           Proposed Investors

The shareholders identified in Exhibit 8 to Amendment No. 4 of Schedule 13D represent a cross-section of successful individuals from across the Pacific Northwest, all of whom we believe would be acceptable to the regulatory agencies. Further, the principals and members of the entity investors are well respected, and we believe they will also be acceptable to the regulatory agencies.

Crescent and each of the Financial Investors are aware of their respective obligations to complete and submit to OTS the necessary information required to satisfy OTS Change of Control and Holding Company filing requirements, including the submission of personal biographical and financial information for directors and senior executive officers. All investors have been provided complete information on the details of the revised structure (as described in Amendment No. 4 to Schedule 13D).

* * * *

I trust this information will be helpful in assisting your committee and FirstBank’s board of directors in performing their fiduciary duties.

As previously discussed, an in-person meeting is essential in order to convey accurately the intensity and commitment of Crescent and its investors to the transaction. We propose April 5 or April 6 as the date for Crescent to meet with your board’s special committee.

We look forward to meeting with the committee and its advisors.

Sincerely,

Crescent Capital VI, L.L.C.

/s/ Jeffery D. Gow
Jeffery D. Gow
Managing Director